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                              May 22, 2023

       Russell Leaf
       Counsel to the Participants
       Willkie Farr & Gllagher LLP
       787 Seventh Avenu
       New York, NY 10019-6099

                                                        Re: Cano Health, Inc.
                                                            PRRN14A Preliminary
Proxy Statement on Schedule 14A
                                                            Filed on May 22,
2023 by Barry Sternlicht et al.
                                                            File No. 001-39289

       Dear Russell Leaf:

               We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for more information so we may better understand the disclosure.

              Please respond to these comments by providing the requested information and/or amending the proxy statement. If a belief exists that our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing any
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A

       General

   1.                                                   We have reviewed the
response provided in reply to prior comment one in our
                                                        correspondence dated
May 19, 2023. Due in part to the timing of the communications made by the Former
Directors, the constituency to whom they were directed, and the potential objectives
served by making such communications in proximity to an annual meeting for which the
Former Directors professed an interest in nominating director candidates and
introducing other proposals, we express no opinion on whether those communications
constituted solicitations within the meaning of Rule 14a-1(l)(1)(iii).
                                                        Accordingly, the
participants will be making the determination to rely upon the analysis provided on their own
and without any reassurance from the staff that such analysis is consistent with staff
or agency views. While the staff in the Division of Corporation
                                                        Finance will not raise
any further comments regarding the potential application of Section
                                                        14(a) and Regulation
14A to the communications cited in our past correspondence, please confirm for us that the
participants will not interpret our decision not to issue additional
 Russell Leaf
FirstName
Willkie FarrLastNameRussell
             & Gllagher LLP Leaf
Comapany
May         NameWillkie Farr & Gllagher LLP
     22, 2023
May 22,
Page 2 2023 Page 2
FirstName LastName
         comments to mean that we agree with the reasoning in your response or otherwise approve of the conclusions reached therein.
2.       The Former Directors assert that on March 7, 2023, Weil, Gotshal &
Manges LLP
          presented an "interim" oral report of its investigative findings to the Board. We have reason to believe, however, that a meeting occurred on February 5, 2023, and the report presented by Weil was final, not interim in nature as represented. Please revise the disclosure to reconcile these two potential inconsistencies with the factual record.
3.       The Former Directors note that Weil reported that Dr. Hernandez, the
issuer   s CEO, had
         received a $30 million loan in February 2022 from Robert Camerlinck and otherwise borrowed approximately $4 million and $4.7 million from other individuals. Another loan amounting to approximately $2 million loan provided to Dr. Hernandez by ITC Rumba,
         LLC, the vehicle through which Former Director Elliot Cooperstone owns shares of the issuer and of which he is the Managing Partner, has been omitted from this description.
         Please revise the disclosure to make reference to such loan, or advise us why disclosure of this loan has been omitted.
4. The Former Directors state that the deadline for stockholders to nominate director candidates or bring stockholder proposals under the advance notice provisions of the
         Bylaws closed on February 15,    almost a month before the extent of
the concerning
         related-party transactions and stock pledges began to come to light..." To the extent that the issuer's Board of Directors received a report from Weil on its investigative findings on
         February 5, it appears that the Former Directors had been informed of Weil's investigation and its findings in advance of the nominations deadline and thus also were potentially aware that no Cano stock was pledged in connection with the loans the law
         firm referenced. Please revise the proxy statement to reconcile any differences with the factual record, or advise.
5. The Former Directors assert that the Special Committee of the Board began operating as a
            shadow board    by    leading the investigation into Dr. Hernandez
 s related-party
         transactions and whether such transactions had been properly
disclosed.    Please revise to
         disclose, if true, that the investigation into the related-party transactions was conducted at the direction of the entire Board and Weil apprised the full Board of all findings and developments, and discussions regarding disclosure were similarly conducted with the full
         Board.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Nicholas Panos at 202.551.3266.



                                                                Sincerely,
 Russell Leaf
Willkie Farr & Gllagher LLP
May 22, 2023
Page 3

FirstName LastNameRussell Leaf
                                           Division of Corporation Finance
Comapany NameWillkie Farr & Gllagher LLP
                                           Office of Mergers & Acquisitions
May 22, 2023 Page 3
cc:       Tariq Mundiya
FirstName LastName